This Amended and Restated Pricing Supplement No. 2016-USNCH0036 is being filed to revise the stated principal amount of the notes and the CUSIP, ISIN and USNCH numbers.

The information in this pricing supplement is not complete and may be changed. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. This pricing supplement and the accompanying product supplement, prospectus supplement and prospectus are not an offer to sell these securities, nor are they soliciting an offer to buy these securities, in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED APRIL 27, 2016

Pricing Supplement No. 2016—USNCH0036 to Product Supplement No. EA-02-04 dated March 8, 2016,

Prospectus Supplement and Prospectus each dated March 7, 2016

Filed Pursuant to Rule 424(b)(3)

Registration Statement Nos. 333-192302 and 333-192302-06

Dated April-----, 2016

Citigroup Global Markets Holdings Inc. $ ----- Market Linked Notes

Linked to Shares of the SPDR® EURO STOXX 50® ETF Due On or About April 30, 2021

All payments due on the notes are fully and unconditionally guaranteed by Citigroup Inc.

Investment Description

The Market Linked Notes offered by this pricing supplement (the “notes”) are unsecured, unsubordinated debt obligations of Citigroup Global Markets Holdings Inc. (the “issuer”), guaranteed by Citigroup Inc. (the “guarantor”), with a return at maturity linked to the performance of shares of the SPDR® EURO STOXX 50® ETF (the “underlying”) from the initial underlying price to the final underlying price. If the underlying return is zero or positive, the issuer will repay the stated principal amount of the notes at maturity and pay a return equal to the underlying return, but no more than the maximum gain of between 49.00% and 59.00% (to be determined on the trade date). If the underlying return is negative, you will be exposed to the first 5.00% of the decline in the underlying and the issuer will pay you less than the stated principal amount at maturity, resulting in a loss on the stated principal amount to investors that is proportionate to the percentage decline in the price of the underlying up to -5.00%. The issuer will pay you at least 95.00% of the stated principal amount if you hold the notes to maturity. Investing in the notes involves significant risks. You will not receive coupon payments during the 5-year term of the notes. You may lose up to 5.00% of your initial investment. You will not receive dividends or other distributions paid on the underlying or the stocks held by the ETF. The repayment of the stated principal amount, in whole or in part, applies only if you hold the notes to maturity. Any payment on the notes, including any repayment of the stated principal amount provided at maturity, is subject to the creditworthiness of the issuer and the guarantor. If the issuer and the guarantor were to default on their obligations, you might not receive any amounts owed to you under the notes and you could lose your entire investment.

Features	Key Dates[1]

❑  Growth Potential Subject to Maximum Gain — If the underlying return is zero or positive, the issuer will repay the stated principal amount of the notes at maturity and pay a return equal to the underlying return, but no more than the maximum gain.

❑  Limited Downside Exposure — If the underlying return is negative, you will be exposed to the first 5.00% of the decline in the underlying and the issuer will pay you less than the stated principal amount of the notes at maturity, resulting in a loss on the stated principal amount to investors that is proportionate to the percentage decline in the price of the underlying up to -5.00%. The repayment of the stated principal amount, in whole or in part, applies only if you hold the notes to maturity. You may lose up to 5.00% of your initial investment. Any payment on the notes is subject to the creditworthiness of the issuer and the guarantor. If the issuer and the guarantor were to default on their obligations, you might not receive any amounts owed to you under the notes and you could lose your entire investment.

	Trade date Settlement date Final valuation date[2] Maturity date	April 27, 2016 April 29, 2016 April 27, 2021 April 30, 2021
[1] Expected 2 See page PS-3 for additional details.

NOTICE TO INVESTORS: THE NOTES ARE SIGNIFICANTLY RISKIER THAN CONVENTIONAL DEBT SECURITIES. THE ISSUER IS NOT NECESSARILY OBLIGATED TO REPAY YOUR INITIAL INVESTMENT IN THE NOTES AT MATURITY, AND THE NOTES CAN HAVE THE DOWNSIDE MARKET RISK OF THE UNDERLYING, UP TO A MAXIMUM LOSS OF 5.00%. THIS MARKET RISK IS IN ADDITION TO THE CREDIT RISK INHERENT IN PURCHASING AN OBLIGATION OF CITIGROUP GLOBAL MARKETS HOLDINGS INC. THAT IS GUARANTEED BY CITIGROUP INC. YOU SHOULD NOT PURCHASE THE NOTES IF YOU DO NOT UNDERSTAND OR ARE NOT COMFORTABLE WITH THE SIGNIFICANT RISKS INVOLVED IN INVESTING IN THE NOTES. THE NOTES WILL NOT BE LISTED ON ANY SECURITIES EXCHANGE AND, ACCORDINGLY, MAY HAVE LIMITED OR NO LIQUIDITY.

YOU SHOULD CAREFULLY CONSIDER THE RISKS DESCRIBED UNDER “SUMMARY RISK FACTORS” BEGINNING ON PAGE PS-4 OF THIS PRICING SUPPLEMENT AND UNDER “RISK FACTORS RELATING TO THE SECURITIES” BEGINNING ON PAGE EA-6 OF THE ACCOMPANYING PRODUCT SUPPLEMENT BEFORE PURCHASING ANY SECURITIES. EVENTS RELATING TO ANY OF THOSE RISKS, OR OTHER RISKS AND UNCERTAINTIES, COULD ADVERSELY AFFECT THE VALUE OF, AND THE RETURN ON, YOUR NOTES. YOU MAY LOSE SOME OR ALL OF YOUR INITIAL INVESTMENT IN THE NOTES.

Notes Offering

We are offering Market Linked Notes Linked to Shares of the SPDR® EURO STOXX 50® ETF. Any return at maturity will be determined by the performance of the underlying. The notes are our unsecured, unsubordinated debt obligations, guaranteed by Citigroup Inc., and are offered for a minimum investment of 100 notes at the issue price described below. The initial underlying price and maximum gain will be set on the trade date.

Underlying	Initial Underlying Price	Maximum Gain	CUSIP/ ISIN
Shares of the SPDR® EURO STOXX 50® ETF (Ticker: FEZ) (the “ETF”)		$49.00% to 59.00%	17324C2Z8 / US17324C2Z82

See “Additional Terms Specific to the Notes” in this pricing supplement. The notes will have the terms specified in the accompanying product supplement, prospectus supplement and prospectus, as supplemented by this pricing supplement.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying product supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense. The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

	Issue Price(1)	Underwriting Discount(2)	Proceeds to Issuer
Per note	$1,000.00	$30.00	$970.00
Total	$	$	$

(1)	Citigroup Global Markets Holdings Inc. currently expects that the estimated value of the notes on the trade date will be at least $910.00 per note, which will be less than the issue price. The estimated value of the notes is based on proprietary pricing models of Citigroup Global Markets Inc. (“CGMI”) and our internal funding rate. It is not an indication of actual profit to CGMI or other of our affiliates, nor is it an indication of the price, if any, at which CGMI or any other person may be willing to buy the notes from you at any time after issuance. See “Valuation of the Notes” in this pricing supplement.

(2)	The underwriting discount is $30.00 per note. CGMI, acting as principal, expects to purchase from Citigroup Global Markets Holdings Inc., and Citigroup Global Markets Holdings Inc. expects to sell to CGMI, the aggregate stated principal amount of the notes set forth above for $970.00 per note. UBS Financial Services Inc. (“UBS”), acting as principal, expects to purchase from CGMI, and CGMI expects to sell to UBS, all of the notes for $970.00 per note. UBS will receive an underwriting discount of $30.00 per note for each note it sells. UBS proposes to offer the notes to the public at a price of $1,000.00 per note. For additional information on the distribution of the notes, see “Supplemental Plan of Distribution” in this pricing supplement. In addition to the underwriting discount, CGMI and its affiliates may profit from expected hedging activity related to this offering, even if the value of the notes declines. See “Use of Proceeds and Hedging” in the accompanying prospectus.

Citigroup Global Markets Inc.	UBS Financial Services Inc.

Additional Terms Specific to the Notes

The terms of the notes are set forth in the accompanying product supplement, prospectus supplement and prospectus, as supplemented by this pricing supplement. The accompanying product supplement, prospectus supplement and prospectus contain important disclosures that are not repeated in this pricing supplement. For example, certain events may occur that could affect your payment at maturity. These events and their consequences are described in the accompanying product supplement in the sections “Description of the Securities—Certain Additional Terms for Securities Linked to ETF Shares or Company Shares—Consequences of a Market Disruption Event; Postponement of a Valuation Date,” “—Dilution and Reorganization Adjustments” and “—Delisting, Liquidation or Termination of an ETF,” and not in this pricing supplement. It is important that you read the accompanying product supplement, prospectus supplement and prospectus together with this pricing supplement before you decide whether to invest in the notes. Certain terms used but not defined in this pricing supplement are defined in the accompanying product supplement. For the purposes of these notes, all references to “security” or “securities” in the accompanying product supplement shall mean “note” or “notes,” as applicable.

You may access the accompanying product supplement, prospectus supplement and prospectus on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for March 7, 2016 and March 8, 2016 on the SEC website):

♦	Product Supplement No. EA-02-04 dated March 8, 2016: https://www.sec.gov/Archives/edgar/data/200245/000095010316011744/dp64046_424b2-par.htm

♦	Prospectus Supplement and Prospectus each dated March 7, 2016: https://www.sec.gov/Archives/edgar/data/200245/000119312516495367/d156596d424b2.htm

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to the trade date. The applicable agent will notify you in the event of any material changes to the terms of the notes, and you will be asked to accept such changes in connection with your purchase of the notes. You may also choose to reject such changes, in which case the applicable agent may reject your offer to purchase the notes. References to “Citigroup Global Markets Holdings Inc.,” “we,” “our” and “us” refer to Citigroup Global Markets Holdings Inc. and not to any of its subsidiaries. References to “Citigroup Inc.” refer to Citigroup Inc. and not to any of its subsidiaries. In this pricing supplement, “notes” refers to the Market Linked Notes Linked to Shares of the SPDR® EURO STOXX 50® ETF that are offered hereby, unless the context otherwise requires.

This pricing supplement, together with the documents listed above, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. The description in this pricing supplement of the particular terms of the notes supplements, and, to the extent inconsistent with, replaces, the descriptions of the general terms and provisions of the debt securities set forth in the accompanying product supplement, prospectus supplement and prospectus. You should carefully consider, among other things, the matters set forth in “Summary Risk Factors” in this pricing supplement and “Risk Factors Relating to the Securities” in the accompanying product supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before deciding to invest in the notes.

Investor Suitability

The suitability considerations identified below are not exhaustive. Whether or not the notes are a suitable investment for you will depend on your individual circumstances, and you should reach an investment decision only after you and your investment, legal, tax, accounting and other advisors have carefully considered the suitability of an investment in the notes in light of your particular circumstances. You should also review “Summary Risk Factors” beginning on page PS-4 of this pricing supplement, “The SPDR® EURO STOXX 50® ETF” beginning on page PS-11 of this pricing supplement and “Risk Factors Relating to the Securities” beginning on page EA-6 of the accompanying product supplement.

The notes may be suitable for you if, among other considerations:	The notes may not be suitable for you if, among other considerations:

♦   You fully understand the risks inherent in an investment in the notes, including the risk of loss of up to 5.00% of your initial investment.

♦   You can tolerate a loss of up to 5.00% of your initial investment and are willing to make an investment that is exposed to such negative return.

♦   You believe that the price of the underlying will increase over the term of the notes and are willing to give up any appreciation in excess of the maximum gain (the actual maximum gain will be set on the trade date).

♦   You understand and accept that your potential return is limited by the maximum gain and you would be willing to invest in the notes if the maximum gain was set equal to the bottom of the range indicated on the cover page hereof (the actual maximum gain will be set on the trade date).

♦   You can tolerate fluctuations in the value of the notes prior to maturity that may be similar to or exceed the downside fluctuations in the price of the underlying.

♦   You do not seek current income from your investment and are willing to forgo dividends or any other distributions paid on the underlying for the term of the notes.

♦   You understand and accept the risks associated with the underlying.

♦   You are willing and able to hold the notes to maturity, and accept that there may be little or no secondary market for the notes and that any secondary market will depend in large part on the price, if any, at which CGMI is willing to purchase the notes.

♦   You are willing to assume the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc. for all payments under the notes, and understand that if Citigroup Global Markets Holdings Inc. and Citigroup Inc. default on their obligations you might not receive any amounts due to you, including any repayment of the stated principal amount.

♦   You do not fully understand the risks inherent in an investment in the notes, including the risk of loss of up to 5.00% of your initial investment.

♦   You require an investment designed to guarantee a full return of the stated principal amount at maturity.

♦   You cannot tolerate the loss of up to 5.00% of your initial investment, and you are not willing to make an investment that is exposed to such negative return.

♦   You believe that the price of the underlying will decline during the term of the notes and the final underlying price is likely to close below the initial underlying price on the final valuation date, or you believe the underlying will appreciate over the term of the notes by more than the maximum gain (the actual maximum gain will be set on the trade date).

♦   You seek an investment that participates in the full appreciation in the price of the underlying or that has unlimited return potential, or you would be unwilling to invest in the notes if the maximum gain was set equal to the bottom of the range indicated on the cover page hereof (the actual maximum gain will be set on the trade date).

♦   You cannot tolerate fluctuations in the value of the notes prior to maturity that may be similar to or exceed the downside fluctuations in the price of the underlying.

♦   You seek current income from this investment or prefer to receive the dividends and any other distributions paid on the underlying for the term of the notes.

♦   You do not understand or accept the risks associated with the underlying.

♦   You are unwilling or unable to hold the notes to maturity, or you seek an investment for which there will be an active secondary market.

♦   You are not willing to assume the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc. for all payments under the notes, including any repayment of the stated principal amount.

Indicative Terms
Issuer	Citigroup Global Markets Holdings Inc.
Guarantee	All payments due on the notes are fully and unconditionally guaranteed by Citigroup Inc.
Issue price	100% of the stated principal amount per note
Stated principal amount	$1,000.00 per note
Term	Approximately 5 years
Trade date[1]	April 27, 2016
Settlement date[1]	April 29, 2016
Final valuation date[1,2]	April 27, 2021
Maturity date[1]	April 30, 2021
Underlying	Shares of the SPDR® EURO STOXX 50® ETF (Ticker: FEZ) (the “ETF”)
Maximum gain	49.00% to 59.00%. The actual maximum gain will be determined on the trade date.
Payment at maturity (per $1,000.00 stated principal amount of notes)

If the underlying return is zero or positive, Citigroup Global Markets Holdings Inc. will pay you a cash payment per $1,000.00 stated principal amount of notes that provides you with the stated principal amount of $1,000.00 plus a return equal to the underlying return, but no more than the maximum gain, calculated as follows:

$1,000.00 × (1 + the lesser of (i) underlying return and (ii) maximum gain)

If the underlying return is negative but not below -5.00%, Citigroup Global Markets Holdings Inc. will pay you a cash payment at maturity calculated as follows:

$1,000.00 × (1 + underlying return)

If the underlying return is negative, you will be exposed to the first 5.00% of the negative underlying return and will incur a loss on your investment.

If the underlying return is negative and is below -5.00%, Citigroup Global Markets Holdings Inc. will pay you a cash payment at maturity of:

$950.00 per note

Citigroup Global Markets Holdings Inc. will pay at least 95.00% of the stated principal amount if you hold the notes to maturity.

You may lose up to 5.00% of your initial investment in the notes.

Underlying return	final underlying price – initial underlying price initial underlying price
Initial underlying price	$-----, the closing price of the underlying on the trade date
Final underlying price	The closing price of the underlying on the final valuation date

INVESTING IN THE NOTES INVOLVES SIGNIFICANT RISKS. YOU MAY LOSE UP TO 5.00% OF YOUR INITIAL INVESTMENT. ANY PAYMENT ON THE NOTES, INCLUDING ANY REPAYMENT OF THE STATED PRINCIPAL AMOUNT AT MATURITY, IS SUBJECT TO THE CREDITWORTHINESS OF THE ISSUER AND THE GUARANTOR. IF CITIGROUP GLOBAL MARKETS HOLDINGS INC. AND CITIGROUP INC. WERE TO DEFAULT ON THEIR OBLIGATIONS, YOU MIGHT NOT RECEIVE ANY AMOUNTS OWED TO YOU UNDER THE NOTES AND YOU COULD LOSE YOUR ENTIRE INVESTMENT.

Investment Timeline
Trade date:	The closing price of the underlying (initial underlying price) is observed and the maximum gain is set.

Maturity date:

The final underlying price is determined on the final valuation date and the underlying return is calculated.

If the underlying return is zero or positive, Citigroup Global Markets Holdings Inc. will pay you a cash payment per $1,000.00 stated principal amount of notes that provides you with the stated principal amount of $1,000.00 plus a return equal to the underlying return, but no more than the maximum gain, calculated as follows:

$1,000.00 × (1 + the lesser of (i) underlying return and (ii) maximum gain)

If the underlying return is negative but not below -5.00%, Citigroup Global Markets Holdings Inc. will pay you a cash payment at maturity calculated as follows:

$1,000.00 × (1 + underlying return)

If the underlying return is negative, you will be exposed to the first 5.00% of the negative underlying return and will incur a loss on your investment.

If the underlying return is negative and is below -5.00%, Citigroup Global Markets Holdings Inc. will pay you a cash payment at maturity of:

$950.00 per note

Citigroup Global Markets Holdings Inc. will pay at least 95.00% of the stated principal amount if you hold the notes to maturity.

You may lose up to 5.00% of your initial investment in the notes.

____________________
[1]	In the event that we make any changes to the expected trade date and settlement date, the final valuation date and maturity date may be changed to ensure that the stated term of the notes remains the same.

[2]	Subject to postponement as described under “Description of the Securities—Certain Additional Terms for Securities Linked to ETF Shares or Company Shares—Consequences of a Market Disruption Event; Postponement of a Valuation Date” in the accompanying product supplement.

Summary Risk Factors

An investment in the notes is significantly riskier than an investment in conventional debt securities. The notes are subject to all of the risks associated with an investment in our conventional debt securities (guaranteed by Citigroup Inc.), including the risk that we and Citigroup Inc. may default on our obligations under the notes, and are also subject to risks associated with the underlying. Accordingly, the notes are suitable only for investors who are capable of understanding the complexities and risks of the notes. You should consult your own financial, tax and legal advisers as to the risks of an investment in the notes and the suitability of the notes in light of your particular circumstances.

The following is a summary of certain key risk factors for investors in the notes. You should read this summary together with the more detailed description of risks relating to an investment in the notes contained in the section “Risk Factors Relating to the Securities” beginning on page EA-6 in the accompanying product supplement. You should also carefully read the risk factors included in the accompanying prospectus supplement and in the documents incorporated by reference in the accompanying prospectus, including Citigroup Inc.’s most recent Annual Report on Form 10-K and any subsequent Quarterly Reports on Form 10-Q, which describe risks relating to the business of Citigroup Inc. more generally.

♦	You may not receive any return on your investment in the notes and may lose up to 5.00% of your investment — You will receive a positive return on your investment in the notes only if the underlying appreciates from the initial underlying price to the final underlying price. If the final underlying price is less than the initial underlying price, you will lose 1% of the stated principal amount of the notes for every 1% by which the final underlying price is less than the initial underlying price, subject to a maximum loss of 5.00% of your investment. As the notes do not pay any interest, if the underlying does not appreciate sufficiently from the initial underlying price to the final underlying price over the term of the notes or if the underlying declines from the initial underlying price to the final underlying price, the overall return on the notes may be less than the amount that would be paid on our conventional debt securities of comparable maturity.

Although the notes limit your loss at maturity to 5.00%, you may nevertheless suffer additional losses on your investment in real value terms if the underlying declines or does not appreciate sufficiently from the initial underlying price to the final underlying price. This is because inflation may cause the real value of the stated principal amount to be less at maturity than it is at the time you invest, and because an investment in the notes represents a forgone opportunity to invest in an alternative asset that does generate a positive real return. You should carefully consider whether an investment that may not provide for any return on your investment or that may result in a loss, or may provide a return that is lower than the return on alternative investments, is appropriate for you.

♦	The appreciation potential of the notes is limited by the maximum gain — Your potential total return on the notes at maturity is limited by the maximum gain. As a result, the return on an investment in the notes may be less than the return on a direct investment in the underlying. Because investors in the notes will not receive the dividend yield on the underlying, the return on an investment in the notes may be less than the return on a direct investment in the underlying even if the underlying does not appreciate by more than the maximum gain, as described below.

♦	The notes do not pay interest — Unlike conventional debt securities, the notes do not pay interest or any other amounts prior to maturity. You should not invest in the notes if you seek current income during the term of the notes.

♦	You will not have voting rights, rights to receive any dividends or other distributions or any other rights with respect to the underlying — As of April 21, 2016, the trailing 12-month dividend yield of the underlying was approximately 3.06% per year. While it is impossible to know the future dividend yield of the underlying, if this trailing 12-month dividend yield were to remain constant for the term of the notes, you would be forgoing an aggregate yield of approximately 15.30% (assuming no reinvestment of dividends) by investing in the notes instead of investing directly in the underlying or in another investment linked to the underlying that provides for a pass-through of dividends. The payment scenarios described in this pricing supplement do not show any effect of lost dividend yield over the term of the notes. Because of this lost dividend yield, an investment in the notes will underperform a direct investment in the underlying unless the underlying depreciates by more than the sum of 5.00% and the dividend yield over the term of the notes.

♦	Your payment at maturity depends on the closing price of the underlying on a single day — Because your payment at maturity depends on the closing price of the underlying solely on the final valuation date, you are subject to the risk that the closing price of the underlying on that day may be lower, and possibly significantly lower, than on one or more other dates during the term of the notes. If you had invested directly in the underlying or in another instrument linked to the underlying that you could sell for full value at a time selected by you, or if the payment at maturity were based on an average of closing prices of the underlying, you might have achieved better returns.

♦	The notes are subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc. — Any payment on the notes will be made by Citigroup Global Markets Holdings Inc. and is guaranteed by Citigroup Inc., and therefore is subject to the credit risk of both Citigroup Global Markets Holdings Inc. and Citigroup Inc. If we default on our obligations under the notes and Citigroup Inc. defaults on its guarantee obligations, you may not receive any payments that become due under the notes. As a result, the value of the notes prior to maturity will be affected by changes in the market’s view of our and Citigroup Inc.’s creditworthiness. Any decline, or anticipated decline, in either of our or Citigroup Inc.’s credit ratings or increase, or anticipated increase, in the credit spreads charged by the market for taking either of our or Citigroup Inc.’s credit risk is likely to adversely affect the value of the notes.

♦	The notes will not be listed on a securities exchange and you may not be able to sell them prior to maturity — The notes will not be listed on any securities exchange. Therefore, there may be little or no secondary market for the notes. CGMI currently intends to make a secondary market in relation to the notes and to provide an indicative bid price for the notes on a daily basis. Any indicative bid price for the notes provided by CGMI will be determined in CGMI’s sole discretion, taking into account prevailing market conditions and other relevant factors, and will not be a representation by CGMI that the notes can be sold at that price, or at all. CGMI may suspend or terminate making a market and providing indicative bid prices without notice, at any time and for any reason. If CGMI suspends or terminates making a market, there may be no secondary market at all for the notes because it is likely that CGMI will be the only broker-dealer that is willing to buy your notes prior to maturity. Accordingly, an investor must be prepared to hold the notes until maturity.

♦	The estimated value of the notes on the trade date, based on CGMI’s proprietary pricing models and our internal funding rate, will be less than the issue price — The difference is attributable to certain costs associated with selling, structuring and hedging the notes that are included in the issue price. These costs include (i) the underwriting discount paid in connection with the offering of the notes, (ii) hedging and other costs incurred by us and our affiliates in connection with the offering of the notes and (iii) the expected profit (which may be more or less than actual profit) to CGMI or other of our affiliates in connection with hedging our obligations under the notes. These costs adversely affect the economic terms of the notes because, if they were lower, the economic terms of the notes would be more favorable to you. The economic terms of the notes are also likely to be adversely affected by the use of our internal funding rate, rather than our secondary market rate, to price the notes. See “The estimated value of the notes would be lower if it were calculated based on our secondary market rate” below.

♦	The estimated value of the notes on the trade date, based on CGMI’s proprietary pricing models and our internal funding rate, will be less than the issue price — The difference is attributable to certain costs associated with selling, structuring and hedging the notes that are included in the issue price. These costs include (i) the underwriting discount paid in connection with the offering of the notes, (ii) hedging and other costs incurred by us and our affiliates in connection with the offering of the notes and (iii) the expected profit (which may be more or less than actual profit) to CGMI or other of our affiliates in connection with hedging our obligations under the notes. These costs adversely affect the economic terms of the notes because, if they were lower, the economic terms of the notes would be more favorable to you. The economic terms of the notes are also likely to be adversely affected by the use of our internal funding rate, rather than our secondary market rate, to price the notes. See “The estimated value of the notes would be lower if it were calculated based on our secondary market rate” below.

♦	The estimated value of the notes was determined for us by our affiliate using proprietary pricing models — CGMI derived the estimated value disclosed on the cover page of this pricing supplement from its proprietary pricing models. In doing so, it may have made discretionary judgments about the inputs to its models, such as the volatility of the underlying, the dividend yield on the underlying and interest rates. CGMI’s views on these inputs may differ from your or others’ views, and as an underwriter in this offering, CGMI’s interests may conflict with yours. Both the models and the inputs to the models may prove to be wrong and therefore not an accurate reflection of the value of the notes. Moreover, the estimated value of the notes set forth on the cover page of this pricing supplement may differ from the value that we or our affiliates may determine for the notes for other purposes, including for accounting purposes. You should not invest in the notes because of the estimated value of the notes. Instead, you should be willing to hold the notes to maturity irrespective of the initial estimated value.

♦	The estimated value of the notes would be lower if it were calculated based on our secondary market rate — The estimated value of the notes included in this pricing supplement is calculated based on our internal funding rate, which is the rate at which we are willing to borrow funds through the issuance of the notes. Our internal funding rate is generally lower than our secondary market rate, which is the rate that CGMI will use in determining the value of the notes for purposes of any purchases of the notes from you in the secondary market. If the estimated value included in this pricing supplement were based on our secondary market rate, rather than our internal funding rate, it would likely be lower. We determine our internal funding rate based on factors such as the costs associated with the notes, which are generally higher than the costs associated with conventional debt securities, and our liquidity needs and preferences. Our internal funding rate is not an interest rate that we will pay to investors in the notes, which do not bear interest.

Because there is not an active market for traded instruments referencing our outstanding debt obligations, CGMI determines our secondary market rate based on the market price of traded instruments referencing the debt obligations of Citigroup Inc., our parent company and the guarantor of all payments due on the notes, but subject to adjustments that CGMI makes in its sole discretion. As a result, our secondary market rate is not a market-determined measure of our creditworthiness, but rather reflects the market’s perception of our parent company’s creditworthiness as adjusted for discretionary factors such as CGMI’s preferences with respect to purchasing the notes prior to maturity.

♦	The estimated value of the notes is not an indication of the price, if any, at which CGMI or any other person may be willing to buy the notes from you in the secondary market — Any such secondary market price will fluctuate over the term of the notes based on the market and other factors described in the next risk factor. Moreover, unlike the estimated value included in this pricing supplement, any value of the notes determined for purposes of a secondary market transaction will be based on our secondary market rate, which will likely result in a lower value for the notes than if our internal funding rate were used. In addition, any secondary market price for the notes will be reduced by a bid-ask spread, which may vary depending on the aggregate stated principal amount of the notes to be purchased in the secondary market transaction, and the expected cost of unwinding related hedging transactions. As a result, it is likely that any secondary market price for the notes will be less than the issue price.

♦	The value of the notes prior to maturity will fluctuate based on many unpredictable factors — As described under “Valuation of the Notes” below, the payout on the notes could be replicated by a hypothetical package of financial instruments consisting of a fixed-income bond and one or more derivative instruments. As a result, the factors that influence the values of fixed-income bonds and derivative instruments will also influence the terms of the notes at issuance and the value of the notes prior to maturity. Accordingly, the value of your notes prior to maturity will fluctuate based on the price and volatility of the underlying, the dividend yield on the underlying, interest rates generally, currency exchange rates, the time remaining to maturity and our and Citigroup Inc.’s creditworthiness, as reflected in our secondary market rate. You should understand that the value of your notes at any time prior to maturity may be significantly less than the issue price. The stated payout from the issuer only applies if you hold the notes to maturity.

♦	Immediately following issuance, any secondary market bid price provided by CGMI, and the value that will be indicated on any brokerage account statements prepared by CGMI or its affiliates, will reflect a temporary upward adjustment — The amount of this temporary upward adjustment will decline to zero over the temporary adjustment period. See “Valuation of the Notes” in this pricing supplement.

♦	The underlying is subject to risks associated with the Eurozone — The companies whose stocks are held by the underlying are leading companies in the Eurozone. A number of countries in the Eurozone are undergoing a financial crisis affecting their economies, their ability to meet their sovereign financial obligations and their financial institutions. Countries in the Eurozone that are not currently experiencing a financial crisis may do so in the future as a result of developments in other Eurozone countries. The economic ramifications of this financial crisis, and its effects on the companies that make up the underlying, are impossible to predict. This uncertainty may contribute to significant volatility in the underlying, and adverse developments affecting the Eurozone may affect the underlying in a way that adversely affects the value of and return on the notes. Furthermore, you should understand that there is generally less publicly available information about non-U.S. companies than about U.S. companies that are subject to the reporting requirements of the SEC, and non-U.S. companies are generally subject to accounting, auditing and financial reporting standards and requirements and securities trading rules that are different from those applicable to U.S. reporting companies.

♦	Fluctuations in currency exchange rates will affect the price of the underlying. Because the underlying invests in stocks that are traded in euro, while its net asset value is based on the U.S. dollar value of those stocks, holders of the notes will be exposed to currency exchange rate risk with respect to U.S. dollar and the euro. If the U.S. dollar generally strengthens against the euro, the price of the underlying will be adversely affected for that reason alone and the payment at maturity on the notes may be reduced.

Exchange rate movements are volatile and are the result of numerous factors specific to the relevant countries, including the supply of, and the demand for, the relevant currencies, as well as government policy, intervention or actions, but are also influenced significantly from time to time by political or economic developments, and by macroeconomic factors and speculative actions related to each applicable region. Of particular importance to potential currency exchange risk are: existing and expected rates of inflation; existing and expected interest rate levels; the balance of payments; and the extent of governmental surpluses or deficits in the applicable countries and the United States. All of these factors are in turn sensitive to the monetary, fiscal and trade policies pursued by the governments of the applicable countries and the United States and other countries important to international trade and finance.

♦	Our offering of the notes is not a recommendation of the underlying — The fact that we are offering the notes does not mean that we believe that investing in an instrument linked to the underlying is likely to achieve favorable returns. In fact, as we are part of a global financial institution, our affiliates may have positions (including short positions) in the underlying or the stocks held by the ETF or in instruments related to the underlying or such stocks, and may publish research or express opinions, that in each case are inconsistent with an investment linked to the underlying. These and other activities of our affiliates may affect the price of the underlying in a way that has a negative impact on your interests as a holder of the notes.

♦	Our affiliates, or UBS or its affiliates, may publish research, express opinions or provide recommendations that are inconsistent with investing in or holding the notes — Any such research, opinions or recommendations could affect the closing price of the underlying and the value of the notes. Our affiliates, and UBS and its affiliates, publish research from time to time on financial markets and other matters that may influence the value of the notes, or express opinions or provide recommendations that may be inconsistent with purchasing or holding the notes. Any research, opinions or recommendations expressed by our affiliates or by UBS or its affiliates may not be consistent with each other and may be modified from time to time without notice. These and other activities of our affiliates or UBS or its affiliates may adversely affect the price of the underlying and may have a negative impact on your interests as a holder of the notes. Investors should make their own independent investigation of the merits of investing in the notes and the underlying to which the notes are linked.

♦	Trading and other transactions by our affiliates, or by UBS or its affiliates, in the equity and equity derivative markets may impair the value of the notes — We expect to hedge our exposure under the notes through CGMI or other of our affiliates, who will likely enter into equity and/or equity derivative transactions, such as over-the-counter options or exchange-traded instruments, relating to the underlying or the stocks held by the ETF and other financial instruments related to the underlying or such stocks and may adjust such positions during the term of the notes. It is possible that our affiliates could receive substantial returns from these hedging activities while the value of the notes declines. Our affiliates and UBS and its affiliates may also engage in trading in instruments linked to the underlying on a regular basis as part of their respective general broker-dealer and other businesses, for proprietary accounts, for other accounts under management or to facilitate transactions for customers, including block transactions. Such trading and hedging activities may affect the closing price of the underlying and reduce the return on your investment in the notes. Our affiliates or UBS or its affiliates may also issue or underwrite other notes or financial or derivative instruments with returns linked or related to the underlying. By introducing competing products into the marketplace in this manner, our affiliates or UBS or its affiliates could adversely affect the value of the notes. Any of the foregoing activities described in this paragraph may reflect trading strategies that differ from, or are in direct opposition to, investors’ trading and investment strategies relating to the notes.

♦	Our affiliates, or UBS or its affiliates, may have economic interests that are adverse to yours as a result of their respective business activities — Our affiliates or UBS or its affiliates may currently or from time to time engage in business with the ETF or the issuers of the stocks held by the ETF, including extending loans to, making equity investments in or providing advisory services to such issuers. In the course of this business, our affiliates or UBS or its affiliates may acquire non-public information about those issuers, which they will not disclose to you. Moreover, if any of our affiliates or UBS or any of its affiliates is or becomes a creditor of any such issuer, they may exercise any remedies against that issuer that are available to them without regard to your interests.

♦	Even if the ETF pays a dividend that it identifies as special or extraordinary, no adjustment will be required under the notes for that dividend unless it meets the criteria specified in the accompanying product supplement — In general, an adjustment will not be made under the terms of the notes for any cash dividend paid on the underlying unless the amount of the dividend per share, together with any other dividends paid in the same quarter, exceeds the dividend paid per share in the most recent quarter by an amount equal to at least 10% of the closing price of the underlying on the date of declaration of the dividend. Any dividend will reduce the closing price of the underlying by the amount of the dividend per share. If the ETF pays any dividend for which an adjustment is not made under the terms of the notes, holders of the notes will be adversely affected. See “Description of the Securities—Certain Additional Terms for Securities Linked to ETF Shares or Company Shares—Dilution and Reorganization Adjustments—Certain Extraordinary Cash Dividends” in the accompanying product supplement.

♦	The notes may become linked to an asset other than the original underlying upon the occurrence of a reorganization event or upon the delisting of the underlying — For example, if the ETF enters into a merger agreement that provides for holders of the underlying to receive shares of another entity, the shares of such other entity will become the underlying for all purposes of the notes upon consummation of the merger. Additionally, if the underlying is delisted or the ETF is otherwise terminated, the calculation agent may, in its sole discretion, select shares of another ETF to be the underlying. See “Description of the Securities—Certain Additional Terms for Securities Linked to ETF Shares or Company Shares—Dilution and Reorganization Adjustments” and “—Delisting, Liquidation or Termination of an ETF” in the accompanying product supplement.

♦	An adjustment is not required to be made for all events that may have a dilutive effect on or otherwise adversely affect the market price of the underlying — For example, an adjustment will not be made for ordinary dividends or extraordinary dividends that do not meet the criteria described above. Moreover, the adjustments that are made may not fully offset the dilutive or adverse effect of the particular event. Investors in the notes may be adversely affected by such an event in a circumstance in which a direct holder of the underlying would not.

♦	The calculation agent, which is an affiliate of ours, will make important determinations with respect to the notes — If certain events occur, such as market disruption events, events with respect to the ETF that may require a dilution adjustment or the delisting of the underlying, CGMI, as calculation agent, will be required to make discretionary judgments that could significantly affect what you receive at maturity. Such judgments could include, among other things, any price required to be determined under the notes. In addition, if certain events occur, CGMI will be required to make certain discretionary judgments that could significantly affect your payment at maturity. Such judgments could include, among other things:

♦	determining whether a market disruption event has occurred;

♦	if a market disruption event occurs on the final valuation date, determining whether to postpone the final valuation date;

♦	determining the price of the underlying if the price of the underlying is not otherwise available or a market disruption event has occurred;

♦	determining the appropriate adjustments to be made to the initial underlying price upon the occurrence of an event described under “Description of the Securities—Certain Additional Terms for Securities Linked to ETF Shares or Company Shares—Dilution and Reorganization Adjustments” in the accompanying product supplement; and

♦	selecting a successor ETF or performing an alternative calculation of the price of the underlying if the underlying is delisted or the ETF is liquidated or otherwise terminated (see “Description of the Securities—Certain Additional Terms for Securities Linked to ETF Shares or Company Shares—Delisting, Liquidation or Termination of an Underlying ETF” in the accompanying product supplement).

In making these judgments, the calculation agent’s interests as an affiliate of ours could be adverse to your interests as a holder of the notes.

♦	The price and performance of the underlying may not completely track the performance of the index underlying the ETF or the net asset value per share of the ETF — The ETF does not fully replicate the underlying index that it seeks to track and may hold securities different from those included in its underlying index. In addition, the performance of the underlying will reflect transaction costs and fees of the ETF that are not included in the calculation of the index underlying the ETF. In addition, the ETF may not hold all of the securities included in, and may hold securities and derivative instruments that are not included in, the index underlying the ETF. All of these factors may lead to a lack of correlation between the performance of the underlying and the ETF’s underlying index. In addition, corporate actions with respect to the equity securities constituting the ETF’s underlying index or held by the ETF (such as mergers and spin-offs) may impact the variance between the performances of the underlying and the ETF’s underlying index. Finally, because the underlying is traded on NYSE Arca, Inc. and is subject to market supply and investor demand, the market value of the underlying may differ from the net asset value per share of the underlying.

During periods of market volatility, securities underlying the ETF may be unavailable in the secondary market, market participants may be unable to calculate accurately the net asset value per share of the underlying and the liquidity of the underlying may be adversely affected. This kind of market volatility may also disrupt the ability of market participants to create and redeem shares of the ETF. Further, market volatility may adversely affect, sometimes materially, the prices at which market participants are willing to buy and sell the underlying. As a result, under these circumstances, the market value of the underlying may vary substantially from the net asset value per share of the underlying. For all of the foregoing reasons, the performance of the underlying may not correlate with the performance of the ETF’s underlying index and/or the net asset value per share of the underlying, which could materially and adversely affect the value of the notes in the secondary market and/or reduce your payment at maturity.

♦	Changes made by the investment adviser to the ETF or by the sponsor of the index underlying the ETF may adversely affect the underlying — We are not affiliated with the investment adviser to the ETF or with the sponsor of the index underlying the ETF. Accordingly, we have no control over any changes such investment adviser or sponsor may make to the ETF or the index underlying the ETF. Such changes could be made at any time and could adversely affect the performance of the underlying.

♦	The ETF utilizes a passive indexing investment approach to track the performance of the index underlying the ETF — The ETF is not managed according to traditional methods of “active” investment management, which involve the buying and selling of securities based on economic, financial and market analysis and investment judgment. Instead, the ETF, utilizing a “passive” or indexing investment approach, attempts to approximate the investment performance of its index underlying the ETF by investing in a portfolio of stocks that generally replicate that index. Therefore, unless a specific stock is removed from the index underlying the ETF, the ETF generally would not sell a stock because the stock's issuer was in financial trouble. In addition, the ETF is subject to the risk that the investment strategy of the ETF’s investment adviser may not produce the intended results.

♦	The notes should be treated as “contingent payment debt instruments” for U.S. federal income tax purposes — Based on current market conditions, the notes should be treated as “contingent payment debt instruments” for U.S. federal income tax purposes, as described in the section of the accompanying prospectus supplement called “United States Federal Tax Considerations—Tax Consequences to U.S. Holders—Notes Treated as Contingent Payment Debt Instruments.” You should read carefully the discussion under “United States Federal Income Tax Considerations” in this pricing supplement.

Hypothetical Examples

The diagram below illustrates your hypothetical payment at maturity for a range of hypothetical percentage changes from the initial underlying price to the final underlying price. The diagram below is based on a hypothetical maximum gain of 49.00%.

Investors in the notes will not receive any dividends paid on the underlying. The diagram and examples below do not show any effect of lost dividend yield over the term of the notes. See “Summary Risk Factors— You will not have voting rights, rights to receive any dividends or other distributions or any other rights with respect to the underlying” above.

The following table and hypothetical examples below illustrate the payment at maturity per $1,000.00 stated principal amount of notes for a hypothetical range of performances for the underlying from -100.00% to +100.00% and assume an initial underlying price of $34.00 and a maximum gain of 49.00%. The actual initial underlying price and maximum gain will be determined on the trade date. The hypothetical payment at maturity examples set forth below are for illustrative purposes only and may not be the actual returns applicable to a purchaser of the notes. The actual payment at maturity will be determined based on the final underlying price on the final valuation date. You should consider carefully whether the notes are suitable to your investment goals. The numbers appearing in the table and in the examples below have been rounded for ease of analysis.

Final Underlying Price	Underlying Return	Payment at Maturity	Total Return on Notes at Maturity(1)
$68.00	100.00%	$1,490.00	49.00%
$64.60	90.00%	$1,490.00	49.00%
$61.20	80.00%	$1,490.00	49.00%
$57.80	70.00%	$1,490.00	49.00%
$54.40	60.00%	$1,490.00	49.00%
$51.00	50.00%	$1,490.00	49.00%
$50.66	49.00%	$1,490.00	49.00%
$47.60	40.00%	$1,400.00	40.00%
$44.20	30.00%	$1,300.00	30.00%
$40.80	20.00%	$1,200.00	20.00%
$37.40	10.00%	$1,100.00	10.00%
$34.00	0.00%	$1,000.00	0.00%
$33.15	-2.50%	$975.00	-2.50%
$32.30	-5.00%	$950.00	-5.00%
$30.60	-10.00%	$950.00	-5.00%
$27.20	-20.00%	$950.00	-5.00%
$23.80	-30.00%	$950.00	-5.00%
$20.40	-40.00%	$950.00	-5.00%
$17.00	-50.00%	$950.00	-5.00%
$13.60	-60.00%	$950.00	-5.00%
$10.20	-70.00%	$950.00	-5.00%
$6.80	-80.00%	$950.00	-5.00%
$3.40	-90.00%	$950.00	-5.00%
$0.00	-100.00%	$950.00	-5.00%

[1]	The “Total Return on Notes at Maturity” is calculated as (a) the payment at maturity per note minus the $1,000.00 issue price per note divided by (b) the $1,000.00 issue price per note.

Example 1 — The final underlying price of $37.40 is greater than the initial underlying price of $34.00, resulting in an underlying return of 10.00%. Because the underlying return of 10.00% is less than the maximum gain of 49.00%, Citigroup Global Markets Holdings Inc. would pay you the stated principal amount plus a return equal to 10.00%, resulting in a payment at maturity of $1,100.00 per $1,000.00 stated principal amount of notes (a total return at maturity of 10.00%*), calculated as follows:

$1,000.00 × (1 + the lesser of (i) underlying return and (ii) maximum gain)

$1,000.00 × (1 + the lesser of (i) 10.00% and (ii) 49.00%)

$1,000.00 × (1 + 10.00%) = $1,100.00

Example 2 — The final underlying price of $54.40 is greater than the initial underlying price of $34.00, resulting in an underlying return of 60.00%. Because the underlying return of 60.00% is greater than the maximum gain of 49.00%, Citigroup Global Markets Holdings Inc. would pay you the stated principal amount plus a return equal to the maximum gain of 49.00%, resulting in a payment at maturity of $1,490.00 per $1,000.00 stated principal amount of notes (a total return at maturity of 49.00%*), calculated as follows:

$1,000.00 × (1 + the lesser of (i) underlying return and (ii) maximum gain)

$1,000.00 × (1 + the lesser of (i) 60.00% and (ii) 49.00%)

$1,000.00 × (1 + 49.00%) = $1,490.00

In this example, an investment in the notes would underperform a hypothetical alternative investment providing 1-to-1 exposure to the appreciation of the underlying without a maximum gain.

Example 3 — The final underlying price of $33.15 is less than the initial underlying price of $34.00 (resulting in an underlying return of -2.50%). Because the underlying return is negative but not below -5.00%, Citigroup Global Markets Holdings Inc. would pay you a payment at maturity of $975.00 per $1,000.00 stated principal amount of notes (a total return at maturity of -2.50%*), calculated as follows:

$1,000.00 × (1 + underlying return)

$1,000.00 × (1+ -2.50%) = $975.00

In this example, because the hypothetical final underlying price decreased from the hypothetical initial underlying price, but not by more than 5.00%, your payment at maturity in this scenario would reflect 1-to-1 exposure to the negative performance of the underlying and you would incur a loss at maturity equal to the decline in the underlying.

Example 4 — The final underlying price of $17.00 is less than the initial underlying price of $34.00 (resulting in an underlying return of -50.00%). Because the underlying return is negative and is below -5.00%, Citigroup Global Markets Holdings Inc. would pay you a payment at maturity of $950.00 per $1,000.00 stated principal amount of notes (a total return at maturity of -5.00%*).

If the final underlying price is less than the initial underlying price, you will be exposed to the first 5.00% of the decline in the underlying and the issuer will pay you less than the stated principal amount at maturity, resulting in a loss on the stated principal amount to investors that is proportionate to the percentage decline in the price of the underlying up to -5.00%. The issuer will pay you at least 95.00% of the stated principal amount if you hold the notes to maturity. Any payment on the notes, including any repayment of the stated principal amount at maturity, is subject to the creditworthiness of the issuer and the guarantor, and if the issuer and the guarantor were to default on their obligations, you could lose your entire investment.

* The total return at maturity is calculated as (a) the payment at maturity per note minus the $1,000.00 issue price per note divided by (b) the $1,000.00 issue price per note.

The SPDR® EURO STOXX 50® ETF

The SPDR® EURO STOXX 50® ETF is an exchange-traded fund of SPDR® Index Shares Funds, a registered investment company, which seeks to provide investment results that, before fees and expenses, correspond generally to the total return performance of the EURO STOXX 50® Index, which we refer to as the ETF underlying index. The EURO STOXX 50® Index consists of 50 component stocks of market sector leaders from within the Eurozone.

We have derived all information contained in this pricing supplement regarding the ETF from publicly available information. We have not independently verified such information. Such information reflects the policies of, and is subject to change by, SSGA Fund Management, Inc. (“SSGA FM”), the investment advisor for the ETF. The ETF is an investment portfolio maintained and managed by SSGA FM. The ETF is an exchange-traded fund that trades on the NYSE Arca, Inc. under the ticker symbol “FEZ.”

The ETF is one of the investment portfolios of SPDR® Index Shares Funds, a registered investment company that consists of numerous separate investment portfolios, including the ETF.  Information provided to or filed with the SEC by SPDR® Index Shares Funds pursuant to the Securities Act of 1933 and the Investment Company Act of 1940 can be located by reference to SEC file numbers 333-92106 and 811-21145, respectively, through the SEC’s website at.www.sec.gov.  In addition, information may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents and the ETF website at https://www.spdrs.com/product/fund.seam?ticker=FEZ.  We make no representation or warranty as to the accuracy or completeness of such information.  The issuer, the guarantor and the agents do not make any representation that such publicly available documents or any other publicly available information regarding the ETF is accurate or complete.

The following table sets forth, for each of the quarterly periods indicated, the high and low closing prices of, and dividends paid, on the underlying from January 2, 2008 through April 21, 2016. The closing price of the underlying on April 21, 2016 was $34.68. The actual initial underlying price will be the closing price of the underlying on the trade date. We obtained the closing prices and other information below from Bloomberg, L.P., without independent verification. The closing prices and this other information may be adjusted by Bloomberg, L.P. for corporate actions such as stock splits, public offerings, mergers and acquisitions, spin-offs, delistings and bankruptcy. The historical performance of the underlying should not be taken as an indication of future performance, and no assurance can be given as to the closing prices of the underlying during the term of the notes. We cannot give you assurance that the performance of the underlying will result in the return of your initial investment. We make no representation as to the amount of dividends, if any, that the underlying will pay in the future. In any event, as an investor in the notes, you will not be entitled to receive dividends, if any, that may be payable on the underlying.

Quarter Begin	Quarter End	Quarterly High	Quarterly Low	Dividends
1/2/2008	3/31/2008	$62.76	$52.71	$0.284
4/1/2008	6/30/2008	$60.36	$51.31	$0.053
7/1/2008	9/30/2008	$52.22	$41.13	$1.581
10/1/2008	12/31/2008	$42.55	$26.35	$0.145
1/2/2009	3/31/2009	$34.93	$22.28	$0.184
4/1/2009	6/30/2009	$36.63	$27.68	$0.057
7/1/2009	9/30/2009	$42.18	$31.35	$1.012
10/1/2009	12/31/2009	$43.55	$39.58	$0.220
1/4/2010	3/31/2010	$43.10	$35.37	$0.049
4/1/2010	6/30/2010	$40.55	$30.01	$0.863
7/1/2010	9/30/2010	$37.16	$30.87	$0.072
10/1/2010	12/31/2010	$40.47	$34.04	$0.254
1/3/2011	3/31/2011	$41.34	$35.28	$0.083
4/1/2011	6/30/2011	$44.03	$37.61	$1.078
7/1/2011	9/30/2011	$41.18	$26.49	$0.162
10/3/2011	12/30/2011	$34.92	$27.24	$0.218
1/3/2012	3/30/2012	$33.92	$28.59	$0.097
4/2/2012	6/29/2012	$32.76	$25.83	$0.000
7/2/2012	9/28/2012	$33.41	$25.47	$0.850
10/1/2012	12/31/2012	$34.79	$30.54	$0.134
1/2/2013	3/28/2013	$36.40	$32.78	$0.252
4/1/2013	6/28/2013	$36.58	$32.44	$0.000
7/1/2013	9/30/2013	$39.13	$32.80	$0.798
10/1/2013	12/31/2013	$42.20	$38.48	$0.093
1/2/2014	3/31/2014	$42.66	$38.94	$0.188
4/1/2014	6/30/2014	$45.11	$42.16	$0.097
7/1/2014	9/30/2014	$43.81	$39.26	$0.919

10/1/2014	12/31/2014	$39.70	$35.94	$0.084
1/2/2015	3/31/2015	$39.67	$34.86	$0.295
4/1/2015	6/30/2015	$40.71	$37.43	$0.044
7/1/2015	9/30/2015	$39.59	$33.18	$0.851
10/1/2015	12/31/2015	$37.05	$33.74	$0.147
1/4/2016	3/31/2016	$33.70	$29.92	$0.064
4/1/2016	4/21/2016*	$34.71	$31.73	$0.000

* As of the date of this pricing supplement, available information for the second calendar quarter of 2016 includes data for the period from April 1, 2016 through April 21, 2016. Accordingly, the “Quarterly High,” “Quarterly Low” and “Close” data indicated are for this shortened period only and do not reflect complete data for the second calendar quarter of 2016.

The graph below illustrates the performance of the underlying from January 2, 2008 to April 21, 2016. The closing price of the underlying on April 21, 2016 was $34.68. We obtained the closing prices of the underlying from Bloomberg, and we have not participated in the preparation of or verified such information. The historical closing prices of the underlying should not be taken as an indication of future performance and no assurance can be given as to the final underlying price or any future closing price of the underlying. We cannot give you assurance that the performance of the underlying will result in a full return of your initial investment and you could lose up to 5.00% of the stated principal amount at maturity.

The SPDR® EURO STOXX 50® ETF

Investment Objective and Strategy

The ETF’s objective is to provide investment results that, before fees and expenses, correspond generally to the total return performance of the EURO STOXX 50® Index. The ETF employs a sampling strategy, which means that the ETF is not required to purchase all of the securities represented in the EURO STOXX 50® Index. Instead, the ETF may purchase a subset of the securities in the EURO STOXX 50® Index in an effort to hold a portfolio of securities with generally the same risk and return characteristics of the EURO STOXX 50® Index. Under normal market conditions, the ETF generally invests substantially all, but at least 80%, of its total assets in the securities comprising the EURO STOXX 50® Index. In addition, the ETF may invest in equity securities that are not included in the EURO STOXX 50® Index, cash and cash equivalents or money market instruments, such as repurchase agreements and money market funds (including money market funds advised by SSGA FM).

The ETF is managed with a passive investment strategy, attempting to track the performance of an unmanaged index of securities, and differs from an actively managed fund, which typically seeks to outperform a benchmark index. As a result, the ETF will hold constituent securities of the EURO STOXX 50® Index regardless of the current or projected performance of a specific security or a particular industry or market sector.

The return of the ETF may not match or achieve a high degree of correlation with the return of the EURO STOXX 50® Index due to operating expenses, transaction costs, cash flows, regulatory requirements and operational inefficiencies. It may take several business days for additions and deletions to the EURO STOXX 50® Index to be reflected in the portfolio composition of the ETF.

The EURO STOXX 50® Index

The EURO STOXX 50® Index is composed of 50 component stocks of market sector leaders in terms of free-float market capitalization from within the 19 EURO STOXX® Supersector indices, which represent the Eurozone portion of the STOXX Europe 600® Supersector indices. The STOXX Europe 600® Supersector indices contain the 600 largest stocks traded on the major exchanges of 18 European countries.

The composition of the EURO STOXX 50® Index is reviewed annually, based on the closing stock data on the last trading day in August. The component stocks are announced on the first trading day in September. Changes to the component stocks are implemented on the third Friday in September and are effective the following trading day. The composition of the EURO STOXX 50® Index is also reviewed monthly to ensure that component stocks still remain eligible for inclusion. Any resulting changes from the monthly review are implemented on the close of the fifth trading day following the monthly review and are effective the next trading day. Changes in the composition of the EURO STOXX 50® Index are made to ensure that the EURO STOXX 50® Index includes the 50 market sector leaders from within the EURO STOXX® Index.

The free float factors for each component stock used to calculate the EURO STOXX 50® Index, as described below, are reviewed, calculated and implemented on a quarterly basis and are fixed until the next quarterly review.

The EURO STOXX 50® Index is also reviewed on an ongoing basis. Corporate actions (including initial public offerings, mergers and takeovers, spin-offs, delistings and bankruptcy) that affect the EURO STOXX 50® Index composition are immediately reviewed. Any changes are announced, implemented and effective in line with the type of corporate action and the magnitude of the effect.

EURO STOXX 50® Index Calculation

The EURO STOXX 50® Index is calculated with the “Laspeyres formula,” which measures the aggregate price changes in the component stocks against a fixed base quantity weight. The formula for calculating the EURO STOXX 50® Index value at any time can be expressed as follows:

Index =	free float market capitalization of the EURO STOXX 50® Index
Divisor

The “free float market capitalization of the EURO STOXX 50® Index” is equal to the sum of the products of the price, number of shares, free float factor and weighting cap factor for each component stock as of the time the EURO STOXX 50® Index is being calculated. Each component’s weight is capped at 10% of the free float market capitalization of the EURO STOXX 50® Index.

The divisor for the EURO STOXX 50® Index is adjusted to maintain the continuity of EURO STOXX 50® Index values despite changes due to corporate actions. The following is a summary of the adjustments to any component stock made for corporate actions and the effect of such adjustment on the divisor, where shareholders of the component stock will receive “B” number of shares for every “A” share held (where applicable).

(1) Cash dividend (applies to return indices only):

Cash distributions that are within the scope of the regular dividend policy or that the company defines as a regular distribution

Adjusted price = closing price – dividend announced by the company × (1 – withholding tax)

Divisor: decreases

(2) Special cash dividend (applies to price and return indices):

Cash distributions that are outside the scope of the regular dividend policy or that the company defines as an extraordinary distribution

Adjusted price = closing price – dividend announced by the company × (1 – withholding tax if applicable)

Divisor: decreases

(3) Split and reverse split: Adjusted price = closing price × A / B New number of shares = old number of shares × B / A Divisor: unchanged

(4) Rights offering:

If the subscription price is not available or if the subscription price is equal to or greater than the closing price on the day before the effective date, then no adjustment is made.

In case the share increase is greater than or equal to 100% (B / A ≥ 1), the adjustment of the shares and weight factors are delayed until the new shares are listed.

Adjusted price = (closing price × A + subscription price × B) / (A + B)

New number of shares = old number of shares × (A + B)/ A

Divisor: increases

(5) Stock dividend: Adjusted price = closing price × A / (A + B) New number of shares = old number of shares × (A + B) / A	(6) Stock dividend (from treasury stock): Stock dividends from treasury stocks will be adjusted as cash dividends. If treated as regular cash dividend, only the return indices are adjusted:

Divisor: unchanged	Adjusted close = close – close × B / (A + B) If treated as extraordinary dividend, the price and return indices are adjusted: Adjusted close = close – close × B / (A + B) Divisor: decreases
(7) Stock dividend of another company: Adjusted price = (closing price × A – price of other company × B) / A Divisor: decreases

(8) Return of capital and share consolidation:

Adjusted price = (closing price – capital return announced by company × (1-withholding tax)) × A / B

New number of shares = old number of shares × B / A

Divisor: decreases

(9) Repurchase of shares / self tender:

Adjusted price = ((price before tender × old number of shares) – (tender price × number of tendered shares)) / (old number of shares – number of tendered shares)

New number of shares = old number of shares – number of tendered shares

Divisor: decreases

(10) Spin-off: Adjusted price = (closing price × A – price of spun-off shares × B) / A Divisor: decreases
(11) Combination stock distribution (dividend or split) and rights offering:
For this corporate action, the following additional assumptions apply:
Shareholders receive B new shares from the distribution and C new shares from the rights offering for every A share held.
If A is not equal to one share, all the following “new number of shares” formulae need to be divided by A:

- If rights are applicable after stock distribution (one action applicable to other):

Adjusted price = (closing price × A + subscription price × C × (1 + B / A)) / ((A + B) × ( 1 + C / A))

New number of shares = old number of shares × ((A + B) × (1 + C / A)) / A

Divisor: increases

- If stock distribution is applicable after rights (one action applicable to other):

Adjusted price = (closing price × A + subscription price × C) /((A + C) × (1 + B / A))

New number of shares = old number of shares × ((A + C) × (1 + B / A))

Divisor: increases

- Stock distribution and rights (neither action is applicable to the other):

Adjusted price = (closing price × A + subscription price × C) / (A + B + C)

New number of shares = old number of shares × (A + B + C) / A

Divisor: increases

(12) Addition / deletion of a company: No price adjustments are made. The net change in market capitalization determines the divisor adjustment.	(12) Free float and shares changes: No price adjustments are made. The net change in market capitalization determines the divisor adjustment.

United States Federal Tax Considerations

Prospective investors should note that the discussion under the section called “United States Federal Tax Considerations” in the accompanying product supplement does not apply to the notes issued under this pricing supplement. Please refer instead to the discussion under the section entitled “United States Federal Tax Considerations” in the accompanying prospectus supplement for additional discussion regarding the U.S. federal tax consequences of owning and disposing of the notes.

In the opinion of our tax counsel, Davis Polk & Wardwell LLP, based on current market conditions, the notes should be treated as “contingent payment debt instruments” for U.S. federal income tax purposes, as described in the section of the accompanying prospectus supplement called “United States Federal Tax Considerations—Tax Consequences to U.S. Holders—Notes Treated as Contingent Payment Debt Instruments,” and the remaining discussion is based on this treatment. If you are a U.S. Holder, you will be required to recognize interest income during the term of the notes at the “comparable yield,” which generally is the yield at which we could issue a fixed-rate debt instrument with terms similar to those of the notes, including the level of subordination, term, timing of payments and general market conditions, but excluding any adjustments for the riskiness of the contingencies or the liquidity of the notes. We are required to construct a “projected payment schedule” in respect of the notes representing a payment the amount and timing of which would produce a yield to maturity on the notes equal to the comparable yield. Assuming you hold the notes until their maturity, the amount of interest you include in income based on the comparable yield in the taxable year in which the notes mature will be adjusted upward or downward to reflect the difference, if any, between the actual and projected payment on the notes at maturity as determined under the projected payment schedule. However, special rules may apply if the payment at maturity on the notes is treated as becoming fixed prior to maturity. See “United States Federal Tax Considerations—Tax Consequences to U.S. Holders—Notes Treated as Contingent Payment Debt Instruments” in the accompanying prospectus supplement for a more detailed discussion of the special rules.

Upon the sale, exchange or retirement of the notes prior to maturity, you generally will recognize gain or loss equal to the difference between the proceeds received and your adjusted tax basis in the notes. Your adjusted tax basis will equal your purchase price for the notes, increased by interest previously included in income on the notes. Any gain generally will be treated as ordinary income, and any loss generally will be treated as ordinary loss to the extent of prior interest inclusions on the note and as capital loss thereafter.

We have determined that the comparable yield for a note is a rate of %, compounded semi-annually, and that the projected payment schedule with respect to a note consists of a single payment of $ at maturity.

Neither the comparable yield nor the projected payment schedule constitutes a representation by us regarding the actual amount that we will pay on the notes.

Subject to the discussions in the accompanying prospectus supplement entitled “United States Federal Tax Considerations—Tax Consequences to Non-U.S. Holders” and “—FATCA,” if you are a Non-U.S. Holder (as defined in the accompanying prospectus supplement) of the notes, under current law you generally will not be subject to U.S. federal withholding or income tax in respect of any payment on or any amount received on the sale, exchange or retirement of the notes, provided that (i) income in respect of the notes is not effectively connected with your conduct of a trade or business in the United States, and (ii) you comply with the applicable certification requirements. See “United States Federal Tax Considerations—Tax Consequences to Non-U.S. Holders” in the accompanying prospectus supplement for a more detailed discussion of the rules applicable to Non-U.S. Holders of the notes.

You should read the section entitled “United States Federal Tax Considerations” in the accompanying prospectus supplement. The preceding discussion, when read in combination with that section, constitutes the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal tax consequences of owning and disposing of the notes.

You should also consult your tax adviser regarding all aspects of the U.S. federal tax consequences of an investment in the notes and any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Supplemental Plan of Distribution

CGMI, an affiliate of Citigroup Global Markets Holdings Inc. and the lead agent for the sale of the notes, will receive an underwriting discount of $30.00 for each note sold in this offering. UBS, as agent for sales of the notes, expects to purchase from CGMI, and CGMI expects to sell to UBS, all of the notes sold in this offering for $970.00 per note. UBS proposes to offer the notes to the public at a price of $1,000.00 per note. UBS will receive an underwriting discount of $30.00 per note for each note it sells to the public. The underwriting discount will be received by UBS and its financial advisors collectively. If all of the notes are not sold at the initial offering price, CGMI may change the public offering price and other selling terms.

CGMI is an affiliate of ours. Accordingly, this offering will conform with the requirements addressing conflicts of interest when distributing the securities of an affiliate set forth in Rule 5121 of the Financial Industry Regulatory Authority. Client accounts over which Citigroup Inc. or its subsidiaries have investment discretion will not be permitted to purchase the notes, either directly or indirectly, without the prior written consent of the client.

See “Plan of Distribution; Conflicts of Interest” in the accompanying product supplement and “Plan of Distribution” in each of the accompanying prospectus supplement and prospectus for additional information.

A portion of the net proceeds from the sale of the notes will be used to hedge our obligations under the notes. We expect to hedge our obligations under the notes through CGMI or other of our affiliates. It is expected that CGMI or such other affiliates may profit from such expected hedging activity even if the value of the notes declines. This hedging activity could affect the closing price of the underlying and, therefore, the value of and your return on the notes. For additional information on the ways in which our counterparties may hedge our obligations under the notes, see “Use of Proceeds and Hedging” in the accompanying prospectus.

Valuation of the Notes

CGMI calculated the estimated value of the notes set forth on the cover page of this pricing supplement based on proprietary pricing models. CGMI’s proprietary pricing models generated an estimated value for the notes by estimating the value of a hypothetical package of financial instruments that would replicate the payout on the notes, which consists of a fixed-income bond (the “bond component”) and one or more derivative instruments underlying the economic terms of the notes (the “derivative component”). CGMI calculated the estimated value of the bond component using a discount rate based on our internal funding rate. CGMI calculated the estimated value of the derivative component based on a proprietary derivative-pricing model, which generated a theoretical price for the instruments that constitute the derivative component based on various inputs, including the factors described under “Summary Risk Factors—The value of the notes prior to maturity will fluctuate based on many unpredictable factors” in this pricing supplement, but not including our or Citigroup Inc.’s creditworthiness. These inputs may be market-observable or may be based on assumptions made by CGMI in its discretionary judgment.

The estimated value of the notes is a function of the terms of the notes and the inputs to CGMI’s proprietary pricing models. As of the date of this preliminary pricing supplement, it is uncertain what the estimated value of the notes will be on the trade date because certain terms of the notes have not yet been fixed and because it is uncertain what the values of the inputs to CGMI’s proprietary pricing models will be on the trade date.

During a temporary adjustment period immediately following issuance of the notes, the price, if any, at which CGMI would be willing to buy the notes from investors, and the value that will be indicated for the notes on any account statements prepared by CGMI or its affiliates (which value CGMI may also publish through one or more financial information vendors), will reflect a temporary upward adjustment from the price or value that would otherwise be determined. This temporary upward adjustment represents a portion of the hedging profit expected to be realized by CGMI or its affiliates over the term of the notes. The amount of this temporary upward adjustment will decline to zero over the temporary adjustment period. CGMI currently expects that the temporary adjustment period will be approximately ten months, but the actual length of the temporary adjustment period may be shortened due to various factors, such as the volume of secondary market purchases of the notes and other factors that cannot be predicted. However, CGMI is not obligated to buy the notes from investors at any time. See “Summary Risk Factors—The notes will not be listed on a notes exchange and you may not be able to sell them prior to maturity.”

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